Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2010

Overview

ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is the world’s largest and most global steel producer, with an annual production capacity of over 130 million tonnes of crude steel. ArcelorMittal had sales of $40.3 billion and steel shipments of 44.3 million tonnes in the six months ended June 30, 2010, and sales of $30.3 billion and $65.1 billion and steel shipments of 33 million tonnes and 71.1 million tonnes in the six months ended June 30, 2009 and year ended December 31, 2009, respectively. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the second largest steel producer in the Commonwealth of Independent States (“CIS”), and also has significant operations in Asia, particularly in China. As of June 30, 2010, ArcelorMittal had approximately 281,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 170 countries, including the automotive, appliance, engineering, construction and machinery industries.

Key Factors Affecting Results of Operations

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions, such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the recent global economic crisis has once again demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. The steel market began a gradual recovery in the second half of 2009 that has continued during the first half of 2010 in line with global economic activity, but real demand for steel products remains below levels prevailing before the crisis in most of the Company’s markets. The recovery is expected to continue to be slow and progressive, particularly in developed markets.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products, stainless steel and tubular products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity. Unlike other commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is very limited exchange trading of steel or uniform pricing. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.

Although steel prices typically follow trends in raw material prices, the percentage changes may not be proportional and price increases in steel may lag behind price increases in production costs. Mini-mills utilizing scrap as a primary input (which is typically traded on spot basis) can have significant cost advantages in an environment of wide fluctuations in the price of steel and raw materials. Conversely, as in the fourth quarter of 2008 and the first half of 2009, decreases in steel prices may outstrip decreases in raw material costs. Increases in production costs are driven by supply-demand dynamics and demand from alternative markets. Steel price surcharges are often implemented on contracted steel prices to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market conditions.

Economic Environment1

After recording average global real gross domestic product (“GDP”) growth of 3.1% per year between 2000 and 2008, world GDP growth declined by 1.8% in 2009 in the wake of the global financial crisis that began in September 2008 and continued into the first half of 2009.

The synchronized economic downturn was characterized by severe drops in output in both developed and emerging economies. Among emerging markets, countries heavily dependent on trade (e.g. Southeast Asia) or external credit lines (e.g. CIS and Eastern Europe) felt the effects of the crisis most acutely, while economies less dependent on trade or with relatively sounder banking systems (e.g. China, India and much of South America) were affected to a lesser extent.

In the United States, GDP fell 2.4% in 2009, as tight financial conditions and inventory reduction depressed output during the first half of the year. The second half of 2009 saw demand begin to stabilize as re-stocking of inventories coupled with industry-specific incentives (such as the automobile “Cash for Clunkers” program) outweighed the negative impact of rising unemployment on consumption. The positive trend continued during the first half of 2010 driven by continued re-stocking and an increase in end-users’ demand.

The economy of the European Union countries (EU27) followed a similar trajectory, with GDP falling sharply during the first half of 2009. Even though a gradual recovery took place in the second half of 2009, output for the full year 2009 declined by 4.2%. Tepid growth continued during the first half of 2010, supported by the inventory cycle and an increase in trade, but with domestic demand remaining relatively weak.

Demand remained at more stable levels during the crisis in much of the developing world, aided in part by government stimulus programs. This has been evident in much of Asia (particularly China and India) as well as in much of South America. In the CIS region, however, tight credit conditions have continued to hamper economic activity relative to other emerging markets. Overall, however, countries that are not part of the Organization for Economic Co-operation and Development (“OECD”) showed resilience in 2009, growing by over 2.1% for the year after overcoming a sharp drop in the first quarter. This growth continued into the first half of 2010 due to continuous stimulus measures coupled with job creation to support domestic demand.

In the first half of 2010, the global economy is estimated to have grown 3.8% year over year, supported by a pick-up in global trade, continued inventory replacement, as well as the ongoing effects of fiscal and monetary stimulus. Asia and particularly China have continued to be the principal drivers of growth with annualized growth rates in the first half of the year estimated at 6.4% and 11.2%, respectively. Europe remains the laggard with estimated growth of only 1.6% during the same period, compared to estimated growth of 3.3% in the United States.

In line with economic growth, OECD industrial production staged a robust recovery in the first half of 2010, up 6.4% year on year in the first quarter and 9.1% year on year in the second quarter (due in part to the low base of comparison from 2009). The rise in output has been accompanied by re-stocking through the supply chain and a general increase in steel demand, although certain sectors, including construction activity in OECD countries, have lagged the overall recovery. At the same time, industry incentives coupled with rising global trade supported a rise of 12.6% year on year in the first half of 2010 in the industrial output of non-OECD countries.

Steel Production2

After steel demand collapsed in the wake of the global economic crisis in 2008–2009, steel producers sought to rebalance supply with demand by rapidly cutting production. Annualized world crude steel production, which had peaked in June 2008 at almost 1.4 billion tonnes, fell sharply over the remainder of 2008 and remained weak in the first half of 2009 at 1.1 billion tonnes annualized, 21% lower than the corresponding period of 2008. In the second half of 2009 and through the first half of 2010, steel production began to recover, with production rising to over 1.4 billion tonnes annualized in June 2010 (for the 66 countries for which monthly production data is collected by
______________________

1 GDP and industrial production data and estimates sourced from Global Insight 16th July 2010.
2 Source: International Iron and Steel Institute.

2/ 23

the World Steel Association). Crude steel production at 706 million tonnes for the first half of 2010 is 28% above the 552 million tonnes produced in the first half of 2009.

The decline in steel output during the economic crisis was particularly sharp in developed, rather than emerging, economies. Chinese production in particular responded rapidly to increased domestic demand following the implementation of economic stimulus initiatives. While global production in the first half of 2010 reached approximately the same level as the previous historical high in the first half of 2008, this was almost entirely due to an increase in Chinese steel production. Chinese output in the first half of 2010 amounted to 323 million tonnes, up by 23% over the same period of 2008. In the first half of 2010, Chinese production represented 46% of global production, compared to 48% in the first half of 2009.

Global production outside of China, in the six months ended June 30, 2010, was approximately 383 million tonnes, up by 34% year on year from the 283 million tonnes produced in the first six months of 2009. This was led by production increases of 21.2 million tonnes or 60% to 56.6 million tonnes in North America, and of 27.7 million tonnes or 45% to 90 million tonnes in the European Union. Steel production also increased by 49% in Japan, by 33% in South America, 26% in the CIS, and 14% in Africa in the first six months of 2010 compared to the previous year. Despite these increases in output, production in the first six months of 2010 remains low compared to levels seen in the same period of 2008 in all these regions. Indeed output remains down by 19% in North America, EU27 and CIS regions and by over 13% in South America. The only regions to see higher production in the six months ended June 30, 2010 as compared to the same period of 2008 were India (up 20%), South Korea (up 3%), the Middle East (up 15%) and, as noted above, China.

ArcelorMittal responded to the global slowdown by implementing production cuts of up to 45% on average across segments in the fourth quarter of 2008. The majority of these cuts were maintained in the first half of 2009, but gradually production levels were raised, as demand allowed. As the increase in demand appeared to slow in the second quarter of 2010 ArcelorMittal has taken steps to adjust production to the seasonally weak demand of the third quarter, particularly in Europe and will continue to make similar adjustments to increase or decrease production in its other markets as conditions warrant.

Steel Prices3

Steel prices increased in the first half of 2010 to near €600 per tonne for spot hot rolled coil (“HRC”) in Europe and $800 per tonne in the United States (“U.S.”), from near €400 and $600 at year-end 2009, respectively. This sharp increase was mainly driven by anticipation of increases in raw material costs (i.e. iron ore, coking coal and scrap) and also reflected improved real demand on the back of better activity for the automotive, appliance and other industrial segments (while construction remained relatively weak in many regions). Even with this rise, however, prices remained well below the peak of $1,168–1,240 per tonne in the U.S. in May 2008, and €770–825 per tonne in Northern Europe in August 2008. During the second quarter of 2010, customer confidence was shaken again due to market turmoil in the wake of the Greek financial crisis and falling raw material spot prices. HRC lost about $100-200 per tonne from its peak at $800 per tonne to fall back to levels around $600 per tonne at the end of the second quarter of 2010. Exports from CIS countries also have put pressure on the international markets, as producers in these countries have taken advantage of their production cost advantage due to self-sufficiency in low cost raw material supply.

Pricing for construction-related long products has been mainly driven by the volatile behavior of scrap prices. Prices in Europe rallied early in the second quarter to reach highs of €600–700 per tonne for medium sections and €500-610 per tonne for rebar, both up about €200 per tonne compared with first quarter levels. Similarly, Turkish export prices reached peaks of $670–692 FOB Turkish port per tonne, up about $250 per tonne. However, the momentum changed during the second quarter as European governments increased their focus on budget austerity, dampening expectations for an early recovery of construction activity. Oversupply has also been a depressing factor in many developed markets, especially in Spain. Prices in Europe dropped again to lows of €440 for rebar, while sections pricing was more stable. Turkey FOB export price dropped back to $521–532 per tonne, competing with exports from Ukraine and increased supply from local rerollers in the Middle East and North Africa.

_____________________

3 Source: Steel Business Briefing (SBB).

3/ 23

Demand for industrial long products, like quality wire rods and bars improved in the first half of 2010. Prices increased, reflecting anticipated cost increases on iron ore and coal, as most of these products come from integrated production rather than electric arc furnaces.

Current and Anticipated Trends in Steel Production and Prices

ArcelorMittal expects steel production to be lower during the third quarter of 2010 as compared to the second quarter, with a gradual recovery expected to resume later in the year and into 2011. A further recovery in steel prices will depend both on an increase in sustainable real demand (driven itself by economic recovery and infrastructure spending), the timing of which the Company cannot predict, as well as inventory levels. Although inventories have picked up through the early part of 2010, underlying real steel demand is still rising in both the U.S. and Europe, and inventories in terms of months supply remain below historical average levels.4 The biggest challenge facing the sector in the second half of 2010 is likely to be passing along the recent rise in raw material costs to customers.

Raw Materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g. scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. Demand for these raw materials increased in the first half of 2010 because of recovery of demand for steel. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

As with other commodities, the spot market prices for most raw materials used in the production of steel saw their lows in the first quarter 2009, but have since steadily recovered, reaching a new record during the first quarter of 2010. The main driver for the rise in input prices has been demand from China, the world’s largest steel producing country. In addition, the economic stimulus packages implemented by various governments and renewed stability in the financial system have stabilized economic forecasts and aided the recovery in steel production during the first half of 2010.

Until the market downturn, ArcelorMittal was largely able to reflect raw material price increases in its steel selling prices. However, in the declining market, ArcelorMittal did not benefit immediately from the sharp fall in spot prices because it sourced a large part of its requirements for primary raw materials under long-term contracts. Until the recent changes to raw materials pricing systems described below, benchmark prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts have contained volume commitments. As the market declined in the fourth quarter of 2008, ArcelorMittal bore relatively high input costs on the purchasing side as compared to spot market prices, though the drawdown of inventories of raw materials and finished goods during the first half of 2009, as well as discussions with suppliers, eventually mitigated this effect.

Earlier this year the traditional annual benchmark pricing mechanism was abandoned, with the big three iron ore suppliers (Vale, Rio Tinto and BHP Billiton) adopting a quarterly index-based pricing model. Vale and Rio Tinto first signaled their intent to change the pricing system in February 2010, and on April 1, 2010, Vale announced that it had reached agreements on a new iron ore pricing regime with the majority of its clients. The new model operates on the basis of the average spot price for iron ore supplied to China, quoted in Platt’s iron ore index (IODEX). The new system has since generally been adopted by other suppliers. For the second quarter of 2010, a substantial price increase for iron ore resulted from the application of this system. The price trend as well as pricing mechanism for coking coal followed a similar trend where the annual benchmark price was replaced by a quarterly price as from the second quarter 2010 onwards.

_________________

4 Data as of May 2010 at U.S. service centers (MSCI) and European flat product inventories (EASSC).

4/ 23

Iron Ore

After the severe crisis of late 2008 and early 2009, the iron ore market saw demand from traditional customers progressively recover in late 2009 and early 2010. However, due to the long stoppage or severe reduction of extraction activity at some mines, production remained below 2008 levels. With the increased presence of China on the market and amid revived demand, supply pressures appeared on the market and led to progressive increases of spot market prices from as low as $60 per tonne CFR5 China in April 2009, up to $125 per tonne CFR China in end of 2009 and a peak of $185 per tonne CFR China in April 2010.

Amid this dynamic, in February and March 2010 Vale announced its intention to move from the traditional annual benchmark pricing system to a new quarterly system based on the CFR China spot prices as described above. This led to an increase of iron ore (fines) prices of around 75% for the second quarter of 2010 compared to the annual benchmark price for the contract year 2009.

Spot prices have progressively decreased since April 2010, reaching a plateau around $145 per tonne CFR China in May 2010, reflecting lower Chinese demand.

Coking Coal and Coke

A similar trend was observed in the seaborne coking coal market, with progressive return to a constrained supply situation due to strong Chinese demand combined with the progressive recovery of demand from traditional customers. In 2009, China established itself as a key player for seaborne coking coal, importing a total of 34.5 million tonnes in 2009 compared to only 4 million tonnes in 2008. During the first three months of 2010, Chinese imports were 10.8 million tonnes compared to 3.4 million tonnes in the corresponding period in 2009.

BHP Billiton succeeded in implementing a quarterly pricing system, replacing annual pricing starting from the second quarter of 2010. The reference price for premium hard coking coal was set in the second quarter of 2010 at $200 per tonne FOB Australia, representing a 55% increase.

In the first quarter and early parts of the second quarter of 2010, supply chain and logistics came under severe strain due to weather conditions, resulting in production problems at various suppliers’ coal mines. A severe accident at the underground mines of Massey in the United States contributed further to significant challenges in the coking coal supply chain.

As a result of this supply-demand tension, coking coal spot prices reached $250 per tonne at the end of the first quarter of 2010. Since then, spot prices have progressively fallen back due to lower demand and better supply from Australian mines in the second quarter of 2010. However, the reference price of premium Australian hard coking coal for the third quarter of 2010 was set at $225 per tonne FOB Australia, representing a further 12.5% increase over the second quarter of 2010.

Scrap

In the first half of 2010, scrap consumption increased rapidly, making it hard for scrap collection to keep pace. This temporary imbalance between supply and demand fuelled strong price increases. In Europe, the price of reference scrap type E3 was under €200 in December 2009, but increased up to €324 by April 2010. Similarly in the U.S. the price for reference scrap type Heavy Metal Scrap (“HMS”) 1 increased from $214 in November 2009 to $361 in April 2010. By the end of the second quarter of 2010, consumption volumes steadied, bringing supply and demand back into correlation and helping prices to stabilize.

In the first half of 2010, Turkey imported scrap at a reasonable level, with volumes of around 1.3 million of metric tonnes per month albeit a slight shift in origin from the U.S. to Europe due to a weakening euro. For HMS (80:20), import prices into Turkey averaged $362 in the first half of 2010 versus $291 in the fourth quarter of 2009 CFR. China did not import many deep sea cargoes in 2010 compared to 2009, as its domestic pricing stayed in line

__________________

5 International Commercial Terms, Cost and Freight.

5/ 23

with the international market. In 2009, imported scrap was attractively priced compared to domestic scrap, but in 2010 this advantage has faded. For the Far East, import prices averaged $399 in the first half of 2010 versus $313 in the fourth quarter of 2009 for HMS1 scrap, CFR China.

Alloys6

The underlying price driver for bulk alloys is the price of manganese ore, which increased significantly from $4.67/dmtu in the first half of 2009 to $7.93/dmtu in the first half of 2010, driven by strong demand in Asia.

On the back of the manganese ore trend, manganese alloys prices increased steadily over the period. Between the first half of 2009 and the first half of 2010, average manganese alloy prices increased by $368 (35%) per tonne for High Carbon Ferro Manganese, $458 (51%) per tonne for Silico Manganese, $504 (29%) per tonne for Medium Carbon Ferro Manganese and by $475 (43%) per tonne for Ferro Silicon.

Base Metals

Base metals used by ArcelorMittal are zinc and tin for coating, aluminum for deoxidization of liquid steel, and nickel for manufacturing stainless steel. ArcelorMittal generally hedges its exposure to its base metal inputs in accordance with its risk management policies.

Zinc7

The price of zinc was $1,187 per tonne in January 2009, rising steadily to more than $2,500 in January 2010 before dropping lower than $1,600 per tonne in June 2010. Zinc prices collapsed in the second quarter of 2010 following weak market sentiment and inventory accumulation. Stocks registered at the London Metal Exchange (“LME”) warehouses now stand at 617,000 tonnes, a level not seen since June 2005, and up 128,000 tonnes since the beginning of the year.

Nickel

After a relatively stable nickel price around $18,000 per tonne in the second half of 2009, nickel prices increased from a level of $18,500 per tonne early January 2010 to a high of $27,200 per tonne mid-April 2010 on rising demand from the stainless steel industry in most parts of the world, but particularly in China, which showed record levels of production in the period. In early May 2010, in parallel with a strong correction on the stock markets, nickel dropped suddenly to $22,000 per tonne, and from that level gradually fell to a level of $19,500 per tonne at the end of June 2010.

LME stocks reached an all time high of 166,476 tonnes in early February 2010, but since then have shown an almost linear decrease to 123,420 tonnes at the end of June 2010, reflecting tightness in the market, particularly for pure electrolytic nickel due to the strike at Vale (Inco) in Canada.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, prices in the first half of 2010 have continued to be impacted by the sharp fall in natural gas prices which started in 2008. In Europe, the European Energy Exchange (“EEX”) year-ahead price for Germany moved in a range of €45/Mega Watt-hour (“MWh”) to €50/MWh during the first half of 2010. Since the start of 2010, prices are under upwards pressure due to sustained coal and CO2 prices. The need for investment in

_____________________

6 Prices for high grade manganese ore are typically quoted for ore with 44% manganese content.
7 Prices included in this section are based on the London Metal Exchange (LME) cash price.

6/ 23

both replacement and additional power generating capacity by providers remains in the medium-term, but is not as apparent in light of current economic conditions.

Natural Gas

Natural gas is priced regionally. European prices are usually linked with petroleum prices, normalizing for each fuel’s energy content. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Prices elsewhere are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, such as the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to limit production.

Worldwide natural gas demand fell by more than 3% in 2009, twice as much as what was seen for oil. The demand decline was stronger in OECD countries and especially in Europe. Demand started to return in 2010 as the economy recovered. However, the International Energy Agency (“IEA”) considers that the peak demand levels of 2008 will not be seen before 2012.

Market changes on the supply side seen in 2009 are expected to remain in effect. These include the increase of Liquefied Natural Gas (“LNG”) supplies, mainly coming from new liquefaction capacities coming onstream in Qatar, and the continued growth of unconventional gas production in the U.S., creating a market surplus that has depressed market prices. Prices in North American markets have been in the lower $4/MMBritish thermal unit (“Btu”) to $5/MMBtu range since beginning of 2010, and in Europe, the excess of gas has resulted in a gap between long-term oil-indexed contracts and spot gas prices, which have pushed European gas companies to seek to adapt the prices in their long term supply contracts. Prices in Europe are therefore evolving in a $8/MMBtu to $10/MMBtu range, despite gas being available on a spot basis near $7/MMBtu.

Ocean Freight8

After the recovery seen in 2009, ocean freight rates have seen extended periods of both gains and declines during the first half of 2010. The beginning of the year 2010 saw lower rates due to bad weather, which effect was subsequently corrected in the following months. The Baltic Daily Index (“BDI”) reached highs of 4,209 points at the end of May 2010, and the overall BDI average for the first half of 2010 was higher than in the corresponding period of 2009. The market had been expected to be slow this year due to the vast flow of new build vessels into the world fleet, but these deliveries did not affect the market substantially. Orders for new builds continued to rise in the first half of 2010, as demand for raw materials remained firm even in light of the new quarterly pricing mechanisms for iron ore and coking coal. Port congestion was high at times early in 2010, but was falling in the second quarter, especially in China, thus releasing tonnage which had been unavailable while captive in port.

The Panamax market has seen a more stable year and is higher than it was in 2009. The Cape market has seen more volatility and has at times been lower than Panamax rates, mostly due to tightness of supply. The average spot rate for Capes was $36,356 per day; the average for Panamax was $30,279 per day; and the average for Supramax was $26,486 per day.

Impact of Exchange Rate Movements

After reaching record lows in the second half of 2009 against most currencies in the jurisdictions where ArcelorMittal operates, the U.S. dollar strengthened significantly during the first half of 2010 against the euro, the Polish zloty, the Czech koruna, and the Romanian leu (among other currencies).

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has

_________________

8 Sources: Baltic Daily Index, Clarksons Shipping Intelligence Network, Associated Shipbroking, LBH.

7/ 23

significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses is being recycled in the statement of operations during the period 2009-2012; of this amount, $742 million was recorded as income within cost of sales during the six months ended June 30, 2009 and $181 million was recorded as income within cost of sales during the six months ended June 30, 2010. See Note 16 to ArcelorMittal’s 2008 consolidated financial statements and Note 15 to ArcelorMittal’s 2009 consolidated financial statements.

Trade and Import Competition

Europe9

Import competition in the steel market in the European Union has risen consistently in recent years to reach a recent high of 37.5 million tonnes of finished goods during 2007, or an import penetration ratio (imports/market supply) of 19% during 2007. During 2008, however, finished steel imports into the region fell to approximately 30.5 million tonnes (under 17% of market supply), particularly in the fourth quarter due to collapsing steel consumption amid the global economic crisis. Imports continued to fall through 2009 due to continuing weakness of demand to just under 15 million tonnes or 12.5% of market supply.

According to the most recently available figures as of the end of the first quarter of 2010, imports into the European Union were 4.1 million tonnes and continued to represent less than 12% of market supply.

United States10

Historically, imports have played a significant role in the United States steel market. Total finished imports reached a historic record of almost 32 million tonnes in 2006 or 26.6% import penetration (ratio of imports to market supply) before declining through both 2007 and 2008 as steel demand contracted. In 2009, approximately 12.2 million tonnes of finished steel products were imported, an import penetration ratio of approximately 21%. A similar ratio was observed in the first quarter of 2010 of 18.6% as imports and domestic demand both increased. During the second quarter of 2010, imports increased further to almost 1.5 million tonnes of finished steel in April 2010, from under 900,000 tonnes per month during the second half of 2009.

Using preliminary import data for May 2010, import licenses for June and estimates of market supply, the import penetration ratio is estimated to have remained broadly stable at 21% during the second quarter of 2010.

Consolidation in the Steel Industry

The steel industry experienced a consolidation trend over the past ten years, although it slowed at the end of the decade with the onset of the credit crisis and global economic downturn.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, other notable mergers of recent years included that of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens in 2002). In Eastern Europe, U.S. Steel’s acquisitions in Slovakia and Serbia continued the trend of industry consolidation, as did acquisitions in North America, Europe and South America by producers based in the CIS region like Evraz and Severstal, as well as Gerdau in Brazil.

________________

9 Source: Eurostat.
10 Source: U.S. Department of Commerce.

8/ 23

While other markets present fewer opportunities for consolidation, steel industry consolidation has continued to gather momentum in China and this process is expected to continue over the medium term. The Chinese government has publicly stated that it expects consolidation in the Chinese steel industry and that the top ten Chinese steel producers will account for 65% of national production by 2015. Additionally, the Chinese government’s policy is to see at least two producers with 100 million ton capacity in the next few years as a result of this consolidation. The Chinese government has also announced the rationalization of steel production using obsolete technology such as open-hearth furnaces. Recent mergers include the founding of the Shandong Iron and Steel Group, which resulted from the combination of the Laiwu Iron and Steel Group Co. Ltd and the Jinan Iron and Steel Group and the formation of Hebei I&S Group from the merging of smaller units in the Hebei Province. According to recent reports, the restructured Chinese steel industry is expected to be centered at various bases on China’s north and south coastlines, consisting of the Angang Liaoning, Shougang Hebei Caofeidian, Baosteel Zhanjiang base and Wugang bases.

Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale. In addition, consolidation among steel producers provides increased bargaining power with both suppliers and customers. The recent wave of steel industry consolidation followed the lead of the industry’s suppliers, where, for example, there are only three primary iron-ore suppliers. In addition, scrap suppliers are beginning to form larger and stronger groups, such as that resulting from the Sims-Neu merger, in order to maintain a stronger bargaining position with steel producers. This upstream consolidation continued further in the second quarter of 2009 with the announcement that global mining companies BHP Billiton and Rio Tinto are combining their Pilbara iron ore operations in a proposed joint venture.

A. Operating Results

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Stainless Steel and ArcelorMittal Distribution Solutions. During the six months ended June 30, 2010, the Steel Solutions and Services reportable segment was renamed ArcelorMittal Distribution Solutions.

The following discussion and analysis should be read in conjunction with ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2009, including the consolidated financial statements appearing therein, and the condensed consolidated financial statements for the six months ended June 30, 2010 included in the Company’s filing on Form 6-K dated as of July 30, 2010.

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, steel shipments and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Six months ended June 30, 2010 as compared to six months ended June 30, 2009

Sales, Steel Shipments and Average Steel Selling Prices

ArcelorMittal’s sales were higher at $40.3 billion for the six months ended June 30, 2010, up from $30.3 billion for the six months ended June 30, 2009, primarily due to an increase in average steel selling prices and higher shipments resulting from the global economic recovery and improved steel demand compared to a year earlier.

ArcelorMittal’s steel shipments increased 34%, to 44.3 million tonnes for the six months ended June 30, 2010, from 32.9 million tonnes for the six months ended June 30, 2009. Average steel selling prices increased 5% for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. Steel shipments and average steel selling prices were higher in all segments, reflecting the increase in demand and raw material prices

9/ 23

due to the global economic recovery during the first half of 2010, except for average steel selling prices in Flat Carbon Europe, which decreased 6%.

The increase in sales, shipments and average steel selling prices also reflected the low base of comparison from the first half of 2009, when demand fell sharply due to the severe downturn in the global economy.

The following table provides a summary of sales at ArcelorMittal by reportable segment for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009:

	Sales for the six months ended June 30*,		Changes in
	2009 (in $ millions)	2010 (in $ millions)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
Segment

Flat Carbon Americas	5,984	9,566	60	49	8

Flat Carbon Europe	9,181	12,465	36	47	(6)

Long Carbon Americas and Europe	7,861	10,244	30	21	4

AACIS	3,366	4,708	40	17	24

Stainless Steel	1,920	2,830	47	35	8

ArcelorMittal Distribution Solutions	6,789	7,491	10	6	4

_______________________
* Amounts are prior to inter-company eliminations and include non-steel sales.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment increased 60% to $9.6 billion for the six months ended June 30, 2010, from $6.0 billion for the six months ended June 30, 2009, primarily due to a 49% increase in steel shipments and an 8% increase in average steel selling prices.

Total steel shipments in the Flat Carbon Americas segment increased 49% to 10.6 million tonnes for the six months ended June 30, 2010, from 7.1 million tonnes for the six months ended June 30, 2009.

Average steel selling price in the Flat Carbon Americas segment increased 8% for the six months ended June 30, 2010 as compared with the six months ended June 30, 2009.

10/ 23

Flat Carbon Europe

Sales in the Flat Carbon Europe segment increased 36% to $12.5 billion for the six months ended June 30, 2010, from $9.2 billion for the six months ended June 30, 2009, primarily due to a 47% increase in steel shipments and despite a 6% decrease in average steel selling prices. Average steel selling prices were lower during the six months ended June 30, 2010 compared to the six months ended June 30, 2009 because prices under certain long-term orders did not adjust immediately in line with price increases prevailing more generally in the steel market (and also due to a generally higher base of comparison for prices in the first half of 2009, due to a converse time-lag effect during that period).

Total steel shipments in the Flat Carbon Europe segment increased 47% to 14.4 million tonnes for the six months ended June 30, 2010, from 9.8 million tonnes for the six months ended June 30, 2009.

Average steel selling price in the Flat Carbon Europe segment fell 6% for the six months ended June 30, 2010 as compared with the six months ended June 30, 2009 as demand from certain key sectors, especially the construction industry, lagged the recovery.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment increased 30% to $10.2 billion for the six months ended June 30, 2010, from $7.9 billion for the six months ended June 30, 2009, primarily due to a 21% increase in steel shipments and a 4% increase in average steel selling prices.

Total steel shipments in the Long Carbon Americas and Europe segment increased 21% to 11.7 million tonnes for the six months ended June 30, 2010, from 9.7 million tonnes for the six months ended June 30, 2009.

Average steel selling price in the Long Carbon Americas and Europe segment increased 4% for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.

AACIS

Sales in the AACIS segment increased 40% to $4.7 billion for the six months ended June 30, 2010, from $3.4 billion for the six months ended June 30, 2009, primarily due to a 17% increase in steel shipments and a 24% increase in average steel selling prices.

Total steel shipments in the AACIS segment increased 17% to 6.6 million tonnes for the six months ended June 30, 2010, from 5.7 million tonnes for the six months ended June 30, 2009.

Average steel selling price in the AACIS segment increased 24% for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.

Stainless Steel

Sales in the Stainless Steel segment increased 47% to $2.8 billion for the six months ended June 30, 2010, from $1.9 billion for the six months ended June 30, 2009, primarily due to a 35% increase in shipments and 8% increase in average steel selling price.

Total steel shipments in the Stainless Steel segment increased 35% to 0.9 million tonnes for the six months ended June 30, 2010, from 0.7 million tonnes for the six months ended June 30, 2009.

Average steel selling price in the Stainless Steel segment increased 8% for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.

ArcelorMittal Distribution Solutions

Sales in the ArcelorMittal Distribution Solutions segment increased 10% to $7.5 billion for the six months ended June 30, 2010 from $6.8 billion for the six months ended June 30, 2009, primarily due to a 6% increase in shipments and a 4% increase in average steel selling prices.

Total steel shipments in the ArcelorMittal Distribution Solutions segment increased 6% to 9.0 million tonnes for the six months ended June 30, 2010, from 8.4 million tonnes for the six months ended June 30, 2009.

Average steel selling price in the ArcelorMittal Distribution Solutions segment increased 4% for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.

Operating Income (Loss)

ArcelorMittal’s operating income for the six months ended June 30, 2010 amounted to $2.4 billion, compared to an operating loss of $2.7 billion for the six months ended June 30, 2009.

11/ 23

During the six months ended June 30, 2010 ArcelorMittal benefited from improved demand for steel, increased shipment volumes and overall higher average selling prices. In contrast, the operating loss for the six months ended June 30, 2009 had reflected a sharp deterioration in demand for steel across each segment as a result of the global economic crisis, as well as pre-tax expenses of $2.4 billion related to write-downs of inventory and related raw material supply contracts and provisions for workforce reductions.

The following table summarizes by reportable segment the operating (loss) income and operating margin of ArcelorMittal for the six months ended June 30, 2010 as compared with the six months ended June 30, 2009:

	Operating (Loss) Income * Six months ended June 30,		Operating Margin
	2009 (in $ millions)	2010 (in $ millions)	2009 (%)	2010 (%)
Segments

Flat Carbon Americas	(1,020)	1,145	(17)	12

Flat Carbon Europe	(602)	355	(7)	3

Long Carbon Americas and Europe	(242)	657	(3)	6

AACIS	2	471	-	10

Stainless Steel	(233)	190	(12)	7

ArcelorMittal Distribution Solutions	(456)	146	(7)	2

_______________________
* Amounts are prior to inter-company eliminations.

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment for the six months ended June 30, 2010 was $1.1 billion, as compared with an operating loss of $1.0 billion for the six months ended June 30, 2009.

The improved operating income for the six months ended June 30, 2010 reflected higher sales and higher operating margins, while the operating loss in the first half of 2009 had reflected deteriorating economic conditions, and charges of $0.7 billion primarily related to write-downs of inventory and related supply contracts and provisions for workforce reductions.

 Flat Carbon Europe

Operating income for the Flat Carbon Europe segment for the six months ended June 30, 2010 was $0.4 billion, as compared with an operating loss of $0.6 billion for the six months ended June 30, 2009.

The improved operating income for the six months ended June 30, 2010 reflected higher sales and higher operating margins, while the operating loss in the first half of 2009 had reflected deteriorating economic conditions, and charges of $0.9 billion primarily related to write-downs of inventory and provisions for workforce reductions.

Long Carbon Americas and Europe

Operating income for the Long Carbon Americas and Europe segment for the six months ended June 30, 2010 was $0.7 billion, as compared with an operating loss of $0.2 billion for the six months ended June 30, 2009.

The improved operating income for the six months ended June 30, 2010 reflected higher sales and higher operating margins, while the operating loss in the first half of 2009 had reflected deteriorating economic conditions, and charges of $0.3 billion primarily related to write-downs of inventory and provisions for workforce reductions.

AACIS

Operating income for the AACIS segment for the six months ended June 30, 2010 increased to $0.5 billion, as compared with operating income of $2 million for the six months ended June 30, 2009.

12/ 23

The improved operating income for the six months ended June 30, 2010 reflected higher sales and higher operating margins, while the low level of operating income in the first half of 2009 had reflected deteriorating economic conditions and charges of $0.2 billion primarily related to write-downs of inventory.

Stainless Steel

Operating income for the Stainless Steel segment for the six months ended June 30, 2010 was $190 million, as compared with an operating loss of $233 million for the six months ended June 30, 2009.

The improved operating income for the six months ended June 30, 2010 reflected higher sales and higher operating margins, while the operating loss in the first half of 2009 had reflected deteriorating economic conditions and charges of $0.1 billion primarily related to write-downs of inventory.

ArcelorMittal Distribution Solutions

Operating income for the ArcelorMittal Distribution Solutions segment for the six months ended June 30, 2010 was $146 million, as compared with an operating loss of $456 million for the six months ended June 30, 2009.

The improved operating income for the six months ended June 30, 2010 reflected higher sales and higher operating margins, while the operating loss in the first half of 2009 had reflected deteriorating economic conditions, and charges of $0.2 billion primarily related to write-downs of inventory.

Investments in Associates and Joint Ventures

Gains from investments in associates and joint ventures were $0.3 billion for the six months ended June 30, 2010, compared to a loss of $0.1 billion for the six months ended June 30, 2009. The substantial increase during the first half of 2010 is due to improvement in the operating performance of the Company’s investee companies.

Financing Costs

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e. the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Net financing costs for the six months ended June 30, 2010 were $0.6 billion, down 60% as compared with $1.5 billion recorded for the six months ended June 30, 2009.  The main reason for lower financing costs was the fair value adjustment of the conversion option in the Company's convertible bonds, as discussed below.

Net interest expense (interest expense less interest income) decreased to $663 million for the six months ended June 30, 2010 as compared to $705 million for the six months ended June 30, 2009.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions and impairments of financial instruments) for the six months ended June 30, 2010 amounted to $667 million, as compared to costs of $407 million for the six months ended June 30, 2009.

Other financing costs for the six months ended June 30, 2010 included a gain of $696 million as a result of mark-to-market adjustments on the conversion options embedded in the Company’s convertible bonds, as compared to a loss of $357 million for the six months ended June 30, 2009. On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of unsecured and unsubordinated convertible bonds (approximately $1.7 billion denominated in euro and $0.8 billion denominated in U.S. dollars). The convertible bonds provide the bondholder the right to convert the bonds prior to maturity into common shares. At the Company’s discretion, the value of the common shares at the date of the settlement may be paid in cash. The Company identified certain other components of the euro denominated convertible bonds to be embedded derivatives and therefore, the Company determined the convertible bonds were hybrid instruments in accordance with International Accounting Standards (“IAS”) 39 Financial Instruments: Recognition and Measurements (“IAS 39”). As such, the Company separated the embedded derivatives and recorded their fair value at inception ($597 million) as liabilities (reducing net financial debt). At each reporting period, changes in the fair value of the embedded derivatives are recorded to the statement of

13/ 23

operations. As from October 28, 2009 holders of the ArcelorMittal $800 million convertible bonds due 2014 were notified that ArcelorMittal has irrevocably waived the option to deliver the cash value of the shares upon conversion. As a result of this waiver, the embedded derivative recorded as a liability in the amount of $279 million was transferred to equity and is no longer required to be recorded at fair value at each reporting period. See Note 14 appearing in ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2009.

Gains related to the fair value of derivative instruments for the six months ended June 30, 2010 amounted to $26 million, as compared with losses of $36 million for the six months ended June 30, 2009.

Income Tax

ArcelorMittal recorded a consolidated income tax benefit of $0.4 billion for the six months ended June 30, 2010, as compared to a consolidated income tax benefit of $2.3 billion for the six months ended June 30, 2009. The lower income tax benefit is primarily due to improved profitability and the geographical mix of ArcelorMittal's profit for the six months ended June 30, 2010, as compared with a loss for the six months ended June 30, 2009.

Non-Controlling Interests

Profits attributable to non-controlling interests for the six months ended June 30, 2010 were $119 million as compared with losses of $132 million for the six months ended June 30, 2009. The change from a year ago is due to profits incurred at ArcelorMittal subsidiaries with non-controlling interests during the first six months of 2010.

Net (Loss) Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the six months ended June 30, 2010 was $2.4 billion as compared to a net loss of $1.9 billion for the six months ended June 30, 2009, for the reasons discussed above.

B. Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit facilities at the corporate level and various working capital credit lines at its operating subsidiaries.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements. Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations.

As of June 30, 2010, ArcelorMittal’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $2.6 billion as compared to $6.0 billion as of December 31, 2009. In addition, ArcelorMittal had available borrowing capacity of $10.2 billion under its credit facilities as of June 30, 2010 as compared to $11.2 billion as of December 31, 2009. ArcelorMittal also has a €2 billion (approximately $2.5 billion) commercial paper program (of which €1.4 billion or approximately $1.8 billion was outstanding as of June 30, 2010), and its policy has been to maintain availability under its credit facilities as back-up for its commercial paper program.

As of June 30, 2010, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $22.8 billion, compared to $24.8 billion as of December 31, 2009. Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $20.3 billion as of June 30, 2010, up from $18.8 billion at December 31, 2009. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at June 30, 2010 was 33% as compared to 29% at December 31, 2009. Total debt decreased period-on-period primarily due to the translation impact of the weaker euro versus the U.S. dollar, while

14/ 23

net debt increased period-on-period primarily due to increases in working capital resulting from higher levels of steel production.

ArcelorMittal’s principal financing facilities, which are the €17 billion (approximately $21 billion) term and revolving credit facility initially entered into on November 30, 2006 and subsequently amended and restated (the “€17 Billion Facility”), the $4 billion revolving credit facility entered into on May 6, 2010 (which replaced the Company’s existing $4 billion revolving credit facility and related $3.25 billion forward start facility) (the “$4 Billion Facility”), the two revolving credit facilities of $0.3 billion each entered into effective June 30, 2010 (the “$0.6 Billion Bilateral Facilities”) and the $800 million committed multi-currency letter of credit facility initially entered into on December 30, 2005 and subsequently amended (the “Letter of Credit Facility”), contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with financial covenants, as summarized below.

The €17 Billion Facility, the $4 Billion Facility, the Letter of Credit Facility and the $0.6 Billion Bilateral Facilities have the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, initially agreed to be 3.5 to one. The Company refers to this ratio as the “Leverage Ratio”. As of June 30, 2010, the Leverage Ratio stood at approximately 2.4 to one, down from 3.2 to one as of December 31, 2009.

In 2009, the Company signed agreements with the lenders under substantially all of its principal credit facilities to amend the Leverage Ratio from 3.5 to one as originally provided, to 4.5 to one as of December 31, 2009, to 4.0 to one as of June 30, 2010, reverting to 3.5 to one as of December 31, 2010. The Company’s ongoing borrowing costs under the facilities would not increase unless its Leverage Ratio became greater than 3.5 to one for a Measurement Period that is subject to the amendment. In such a case, the Company would also be subject to certain additional non-financial restrictive covenants, including in relation to restrictions on dividends and share reductions, acquisitions, capital expenditure and the giving of loans and guarantees. Since the Leverage Ratio remained below 3.5 to one as of December 31, 2009 and June 30, 2010, these additional covenants did not become effective.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate ArcelorMittal’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2009 and June 30, 2010.

As of June 30, 2010, ArcelorMittal had guaranteed approximately $0.9 billion of debt of its operating subsidiaries and $2.3 billion of total debt of ArcelorMittal Finance. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

15/ 23

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2010:

	Repayment Amounts per Year (in billions of $)
Type of Indebtedness As of June 30, 2010	Q310	Q410	2011	2012	2013	2014	2015	>2015	Total

Term loan repayments

- €12bn syndicated credit facility	$-	$-	$2.9	$-	$-	$-	$-	$-	$2.9

- Convertible bonds(1)	-	-	-	-	-	1.8	-	-	1.8

- Bonds	0.7	-	-	-	3.4	1.2	0.7	5.2	11.2

Subtotal	0.7	-	2.9	-	3.4	3.0	0.7	5.2	15.9

Long-term revolving credit lines

- €5bn syndicated credit facility	-	-	-	0.5	-	-	-	-	0.5

- $4bn syndicated credit facility	-	-	-	-	-	-	-	-	-

- €0.6bn bilateral facilities	-	-	-	-	-	-	-	-	-

Commercial paper(2)	1.6	0.2	-	-	-	-	-	-	1.8

Other loans	1.1	0.2	0.9	1.2	0.4	0.2	0.2	0.4	4.6

Total Debt	$3.4	$0.4	$3.8	$1.7	$3.8	$3.2	$0.9	$5.6	$22.8

 (1)           On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of unsecured and unsubordinated convertible bonds (approximately $1.7 billion and $0.8 billion). The convertible bonds provide the bondholder the right to convert the bonds prior to maturity into common shares; at the Company’s discretion, the value of the common shares at the date of the settlement may be paid in cash. In addition, the Company identified certain other components of the euro denominated convertible bonds to be embedded derivatives and therefore, the Company determined the convertible bonds were hybrid instruments in accordance with IAS 39. As such, the Company separated the embedded derivatives and recorded their fair value of $597 million at inception as liabilities (reducing net financial debt). At each reporting period, changes in the fair value of the embedded derivatives are recorded to the statement of operations. As from October 28, 2009 holders of the ArcelorMittal $800 million convertible bonds due 2014 were notified that ArcelorMittal has irrevocably waived its option to deliver the cash value of the shares upon conversion. As a result of this waiver, the embedded derivative recorded as a liability in the amount of $279 million was transferred to equity and is no longer required to be recorded at fair value at each reporting period. On December 28, 2009, the Company issued a privately placed mandatorily convertible bond amounting to $750 million. The bond is convertible into preferred shares of a wholly-owned Luxembourg subsidiary. The Company determined that the bond met the definition of a compound financial instrument in accordance with International Financial Reporting Standards (“IFRS”). As such, the Company determined that the fair value of the financial liability component of the bond was $55 million on the date of issuance. The value of the equity component of $695 million ($684 million net of tax and fees) was determined based on the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance.
 (2)           Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of June 30, 2010 under ArcelorMittal’s principal credit facilities:

Credit lines available	Facility Amount	Drawn	Available

€5bn syndicated credit facility(1)	$6.1	$0.5	$5.6

$4bn syndicated credit facility	4.0	-	4.0

$0.6bn bilateral facilities	0.6	-	0.6

Total committed lines	$10.7	$0.5	$10.2

(1) Euro denominated loans converted at the euro: $ exchange rate of 1.2271 as of June 30, 2010.

The average debt maturity of the Company was 4.5 years as of June 30, 2010, as compared to 4.8 years as of December 31, 2009.

Financings

Principal Credit Facilities

On November 30, 2006, ArcelorMittal entered into the €17 Billion Facility (which comprises a €12 billion term loan facility and a €5 billion revolving credit facility) with a group of lenders to refinance indebtedness that Mittal Steel had incurred to finance its acquisition of Arcelor, along with Arcelor’s principal long-term debt facilities. In 2007, the maturity of the €5 billion revolving credit facility was extended by agreement with the lenders for one additional year, to November 30, 2012. The €12 billion term loan facility is being repaid in installments. The outstanding amount under the €12 billion term loan facility at June 30, 2010 was €2.4 billion ($2.9 billion). €4.6 billion of the €5 billion revolving credit facility remains available as of June 30, 2010.

16/ 23

On May 6, 2010, ArcelorMittal entered into the $4 Billion Facility, a three-year revolving credit facility for general corporate purposes which replaces the Company’s previous $4 billion revolving credit facility dated May 13, 2008 and the related $3.25 billion forward-start facility dated February 13, 2009. These facilities were cancelled during the first half of 2010 (following this cancellation, none of the forward-start facilities entered into by the Company during the first half of 2009 remain in effect).

On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of 300. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of 300 which was retroactively effective as of June 30, 2010. Each of these facilities may be used for general corporate purposes and matures in 2013. As of June 30, 2010, both facilities were fully available.

On December 30, 2005, the Company entered into the Letter of Credit Facility. This facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letter of credit and other instruments contain certain restrictions as to duration.

Other Outstanding Loans and Debt Securities

On April 1, 2010, $423 million of Senior Secured Notes issued by ArcelorMittal USA Partnership (substituted for ArcelorMittal Financial Services LLC and previously Ispat Inland ULC) due on April 1, 2014 were redeemed early in accordance with the terms of the indenture governing the notes.

Additional information regarding the Company’s outstanding loans and debt securities is set forth in Note 14 of ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2009.

Commercial Paper Program

ArcelorMittal has a €2.0 billion commercial paper program in the French market, which had approximately €1.4 billion ($1.8 billion) outstanding as of June 30, 2010 as compared to €1.0 billion ($1.5 billion) as of December 31, 2009.

True Sale of Receivables (“TSR”) Programs

The Company has established sales without recourse of trade accounts receivable programs with financial institutions for a total amount as of June 30, 2010 of €2.735 billion, $675 million and CAD 175 million, referred to as True Sale of Receivables (“TSR”). These amounts represent the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the statement of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended December 31, 2007, 2008, and 2009 were $24.4 billion, $37.5 billion, and $22.4 billion, respectively, and for the six months ended June 30, 2009 and 2010, $10.1 billion and $14.0 billion, respectively (with amounts of receivables sold in euros and Canadian dollars converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the statement of operations for the six months ended June 30, 2009 and 2010 were $54 and $61 million, respectively.

Sources and Uses of Cash

The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2010 and 2009:

	Summary of Cash Flows Six months ended June 30,
	2009	2010
	(in $ millions)
Net cash provided by (used in) operating activities	2,075	(334)

Net cash used in investing activities	(1,275)	(1,425)

Net cash used in financing activities	(1,177)	(1,409)

17/ 23

Net Cash (Used in) Provided by Operating Activities

For the six months ended June 30, 2010, net cash used in operating activities was $0.3 billion as compared with net cash provided by operating activities of $2.1 billion for the six months ended June 30, 2009, mainly because of working capital deployment, partly offset by an increase in net income.

Net cash used in operating activities for the six months ended June 30, 2010, included a $4.0 billion increase in working capital (consisting of inventories plus accounts receivable less accounts payable), as inventories increased by $4.9 billion, accounts receivables increased by $2.2 billion and trade accounts payables increased by $3.1 billion. Increases in inventories, accounts receivables and accounts payables are largely attributable to higher raw material prices and higher average steel selling prices.

Net Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2010 was $1.4 billion as compared to $1.3 billion for the six months ended June 30, 2009.

Capital expenditures were approximately $1.2 billion for the six months ended June 30, 2010 as compared with $1.4 billion for the six months ended June 30, 2009. The Company currently expects that capital expenditures for the year ended 2010 will amount to approximately $4.0 billion, most of which relates to the maintenance of existing sites (including health and safety investments) and selective growth capital expenditure in emerging countries.

ArcelorMittal’s major capital expenditures in the six months ended June 30, 2010 included the following major projects: a new hot dipped galvanizing line in Vega do Sul in Brazil; primary steel making optimization to increase slab capacity in Dofasco, Canada; replacement of spirals for enrichment in ArcelorMittal Mines Canada; Monlevade expansion plan in Monlevade, Brazil; and modernization of caster 21 and new RH vacuum degassing in Dunkerque, France.

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures completed in the last half of 2009 and in the current year to-date, as well as those that are ongoing:

Completed Projects

Segment	Site	Project	Capacity / particulars	Actual Completion
FCA	ArcelorMittal Tubarao (Brazil)	Hot strip mill expansion project	Hot strip mill capacity increase from 2.7mt to 4mt/year	4Q 09

FCA	Volcan (Mexico)	Mine development	Production increase of 1.6mt of iron ore in 2010	4Q 09

FCA	ArcelorMittal Tubarao (Brazil)	Vega do Sul expansion plan	Increase in HDG production of 350kt/year	2Q 10

FCA	ArcelorMittal Dofasco (Canada)	Primary steelmaking optimization	Increase of slab capacity by 630kt/year	2Q 10

18/ 23

Ongoing(1)Projects

Segment	Site	Project	Capacity / particulars	Forecast Completion

FCE	ArcelorMittal Dunkerque (France)	Modernization of continuous caster 21	Slab capacity increase by 0.8mt/year	2H 10
FCA	Princeton Coal (USA)	Underground operations expansion	Capacity increase of 0.7mt	2H 10
AACIS	Liberia mines	Greenfield Liberia	Iron ore production of 15mt/year	2011(2)
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt	2012
FCA	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt/year	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt/year	2013
(1)	Ongoing projects refer to projects for which construction has begun and exclude various projects that are under development such as in India.

(2)	Iron ore mining production is expected to commence in 2011 with initial production of 1 million tonnes.

Projects through Joint Ventures

Country	Site	Project	Capacity	Forecast completion
Saudi Arabia	Al-Jubail	Seamless tube mill	Capacity of 600kt of seamless tube	2012

China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2mt for the auto market	2012

China	Hunan Province	VAME Electrical Steel JV	Capacity of 0.3mt of electrical steel	2012

Iraq	Sulaimaniyah (Northern Iraq)	Rebar Mill	Rebar capacity of 0.25mt / year	2012

Net Cash Used in Financing Activities

Net cash used in financing activities was $1.4 billion for the six months ended June 30, 2010, as compared to $1.2 billion for the six months ended June 30, 2009.

The increase in cash used in financing activities reflected an increase in debt repayments. During the first half of 2009, net cash used in financing activities had reflected the repayment of long-term debt with proceeds from capital markets transactions, partially offset by proceeds from the issuance of $3.2 billion of common shares.

Dividends paid during the six months ended June 30, 2010 were $591 million, including $565 million paid to ArcelorMittal shareholders and $26 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the six months ended June 30, 2009 were $697 million.

Equity

Equity (excluding non-controlling interests) decreased to $57.1 billion at June 30, 2010, compared with $57.6 billion at June 30, 2009.

Earnings Distributions

Considering the exceptional global economic conditions since September 2008, ArcelorMittal’s Board of Directors recommended to the Annual General Meeting of shareholders on May 11, 2010 to keep the level of the annual dividend for 2010 reduced to the same level as for 2009, at $0.75 per share, resulting in quarterly dividend

19/ 23

payments of $0.1875, compared to an annual dividend of $1.50 previously. The dividend policy was approved by the Annual General Meeting of shareholders on May 11, 2010. Quarterly dividend payments took place on March 15, 2010 and June 14, 2010, and for the remainder of 2010 are scheduled to take place on September 13, 2010 and December 15, 2010. The Company has decided to continue the suspension of its previously announced policy to return 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs. The Company has not repurchased any of its shares since September 5, 2008.

Treasury Shares

ArcelorMittal held 50.5 million shares in treasury at June 30, 2010, down from 51.4 million shares at December 31, 2009 as a result of allocations to employees under incentive plans. At June 30, 2010, the number of treasury shares was equivalent to approximately 3.23% of the total issued number of ArcelorMittal shares.

C. Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses as a percentage of sales were not significant. Research and development expense (included in selling, general and administrative expenses) was $149 million for the six months ended June 30, 2010 as compared to $121 million for the six months ended June 30, 2009.

D. Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “—Key Factors Affecting Results of Operations” above.

Outlook

Operating income plus depreciation and impairment in the third quarter of 2010 is expected to be approximately $2.1 - $2.5 billion. Shipments are expected to be lower and capacity utilization is expected to decline to approximately 70% due to seasonal slowdown. Average selling prices are expected to remain stable and operating costs are expected to increase as compared to the second quarter 2010 due largely to higher raw material prices.

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Recent Developments

•
The Board of ArcelorMittal has decided to assess the spin-off of the stainless steel business from the remainder of the group, subject to appropriate legal and tax analysis and regulatory approvals. Such a spin-off would enable the stainless steel business to benefit from better visibility in the markets, and to pursue its growth strategy as an independent company in the emerging markets and in speciality products including electrical steel.

•
On June 30, 2010, the European Commission announced its decision concerning the investigation into alleged anti-competitive practices of European manufacturers of pre-stressed wire and strands steel products, including certain subsidiary companies of ArcelorMittal. The total amount of the fines imposed by the European Commission's decision on subsidiary companies of ArcelorMittal is €317 million. The European Commission investigation has been pending since 2002 and the alleged anticompetitive practices that it has examined date back to a period over 25 years ago. ArcelorMittal and its affected subsidiaries are currently reviewing the decision in detail. The deadline to file an appeal is mid-September 2010 and an appeal is under preparation. ArcelorMittal and its subsidiaries have cooperated fully with the Commission throughout the investigation. For further information on this case, see “—Recent Developments in Legal Proceedings—Europe” below.

20/ 23

•
On June 11, 2010, shareholders of ArcelorMittal Ostrava a.s. agreed at an Extraordinary General Meeting in Ostrava that ArcelorMittal would acquire the 3.57% of the company's shares that it does not already own. The price per share of 4,000 CZK offered by ArcelorMittal is based on an independent valuation of ArcelorMittal Ostrava a.s. agreed to be fair by the Board of Directors of ArcelorMittal Ostrava a.s. The total consideration for the shares was 1,769,648,000 CZK (approximately $84 million) and was paid to the relevant shareholders on July 23, 2010. In January 2010, ArcelorMittal increased its stake in ArcelorMittal Ostrava a.s. to 96.43% thereby enabling it to exercise its right to acquire all outstanding shares in ArcelorMittal Ostrava a.s., as provided under the Czech Commercial Code.

•
On May 11, 2010, the Annual General Meeting of shareholders of ArcelorMittal held in Luxembourg approved all 13 resolutions on the agenda with 907,523,168 shares or 58.14% of the Company's share capital being present or represented at the meeting. All resolutions on the meeting's agenda were adopted by the shareholders by an overwhelming majority. In particular, the shareholders acknowledged the expirations of the mandates of Mr. John O. Castegnaro, Mr. José Ramón Álvarez Rendueles Medina, and Mrs. Vanisha Mittal Bhatia as members of the Board of Directors. They re-elected Mrs. Vanisha Mittal Bhatia and elected Mr. Jeannot Krecké as members of the Board of Directors, both for a three-year term. Mr. Jeannot Krecké has been co-opted by the Board of Directors to join the Board on January 1, 2010 in replacement of Mr. Georges Schmit who resigned from the Board effective December 31, 2009. Mr. Jeannot Krecké is Luxembourg’s Minister of the Economy and Foreign Trade. He is 59 and is considered a non-independent director.

•
On May 11, 2010, the Company issued its corporate responsibility report for the 2009 financial year: Our progress towards Safe Sustainable Steel. The report demonstrates the Company’s continued progress against its goals of delivering safe, sustainable steel, despite the challenges posed by the most severe economic downturn in recent memory.

Recent Developments in Legal Proceedings

Tax Claims

Brazil

The Brazilian social security administration has claimed against ArcelorMittal Brasil (Tubarão) amounts for social security contributions not paid by outside civil construction service contractors for the period 2001-2007.The amount claimed is $55 million. ArcelorMittal is defending the case.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, has issued formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million for social contributions on various payments of which the most significant relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009 and the 2007 and 2008 claims in February and March 2010.

Competition/Antitrust Claims

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.)—now known as ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine—and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice that the European Commission was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold.

21/ 23

ArcelorMittal and its subsidiaries cooperated fully with the European Commission in this investigation. On October 2, 2008, the European Commission sent a Statement of Objections to (1) ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine for their involvement in the alleged practices under investigation; and (2) ArcelorMittal France (as successor of Usinor), ArcelorMittal España and ArcelorMittal (as legal successor to Mittal Steel) in their capacity as former or current parent companies of the current and former subsidiaries involved in the investigation. A response to the Statement of Objections was submitted in December 2008 and a hearing took place in February 2009. On June 30, 2010, the European Commission imposed fines totalling approximately €317 million on the current and former ArcelorMittal entities. ArcelorMittal is currently reviewing the decision in detail. An appeal is under preparation. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on it relating to any matters that occurred while these entities were owned by Arcelor.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, which ordered ArcelorMittal Ostrava to pay approximately $120 million for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of $28 million for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for reexamination. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines. In April 2010, the Municipal court cancelled the existing fines and sent the case back to the Ministry of Finance.

In 2004, the French competition authorities (La Direction Générale de la Consommation et de la Répression des Fraudes) commenced an investigation into alleged anti-competitive practices in the steel distribution sector in France, including by Arcelor Négoce Distribution, a subsidiary of Arcelor. The case was then referred to the French Competition Council (Conseil de la Concurrence), which conducted an investigation. On March 5, 2008, a Statement of Objections was issued to three subsidiaries of ArcelorMittal (PUM Service d’Acier, Arcelor Profil and AMD Sud/Ouest). On December 16, 2008, the French Competition Council imposed fines of €575 million, of which €302 million was apportioned to subsidiaries of ArcelorMittal. In its decision, the French Competition Council concluded that these companies had agreed to fix prices and allocate markets and customers from the period of 1999 to 2004 through regular meetings and exchanges of information. ArcelorMittal appealed the amount of the fine in January 2009 and in January 2010, the Paris Court of Appeals reduced it from €575 million to €74 million (of which €42 million is payable by ArcelorMittal). In May 2010, ArcelorMittal paid the fines and the case is now closed.

Other Legal Claims

Brazil

PBM, a broker partially controlled by ArcelorMittal Belgo, brought a civil action against Banco Sudameris SA (the “Bank”) in 1993 to recover monetary correction (a financial tool created to neutralize the effects of inflation from the value of assets) and capitalized compensatory interest on investments that were frozen during past economic plans of the Brazilian government. PBM has already recovered sizable amounts under similar claims from other banks. However, a further appeal in this case is pending, and because of a recent change in jurisprudence (some precedents excluded from the amount due to the value of the compensatory interest, an issue that is being raised in the appeal), if there is a decision adverse to PBM, it could lead to an order for possible payments by PBM of legal fees to the outside counsels of the Bank (honorários de sucumbência), potentially in a substantial amount. No provisions have been made as the amount of potential payment cannot yet be reasonably estimated.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it will no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement concluded between the parties in 2001, on the grounds that AMSA has lost its 21.4% undivided share in the mineral rights at the Sishen mine. AMSA has rejected this assertion and is of the firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at

22/ 23

cost plus 3%. The parties have commenced the arbitration process to resolve this dispute. On July 22, 2010, AMSA announced that an interim arrangement has been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC have agreed on a fixed price of $50 per metric tonne of iron ore for lump material, which is for delivery to the Saldanha plant, and $70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. AMSA will continue to purchase annual quantities of 6.25 million metric tonnes of iron ore, and the other standard terms of the disputed supply agreement will continue to apply. There will be no escalation in the prices agreed for the duration of the interim period. Any iron ore in addition to the maximum monthly amount will be purchased by AMSA at the then prevailing spot calculated export parity price. As announced previously, AMSA had imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. In view of the interim agreement, AMSA will, with effect from August 1, 2010, charge a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. AMSA customers have been informed of this revision in its commercial policy. The extra amount that is now due and payable to SIOC exceeds the funds that were raised by the surcharge over the last few months and, therefore, these accumulated surcharge funds and the shortfall will be paid over to SIOC. The interim pricing agreement has no bearing on the arbitration process currently underway or AMSA’s conviction that the supply agreement remains legally valid and binding on the parties.

USA

ArcelorMittal USA Inc. (“ArcelorMittal USA”) is a party to litigation and a separate arbitration with The Cleveland Cliffs Iron Company, Cliffs Mining Company and related entities in relation to iron ore purchases under the supply agreements entered into between them. In the litigation, ArcelorMittal USA is seeking a declaratory judgment in favor of its interpretation of the allocation of required quantities of iron ore purchases among various steelmaking facilities. In the arbitration, Cleveland Cliffs is seeking, among other things, to reset the price of certain agreed quantities of iron ore purchases in 2010. Under certain possible scenarios, the combined effect of the outcome of the litigation and arbitration would be a potentially significant increase in the cost of ArcelorMittal USA’s iron ore purchases in 2010.

On November 20, 2009, Welspun Gujarat Stahl Rohren LTD (“Welspun”) filed a third party petition against ArcelorMittal, ArcelorMittal Galati and ArcelorMittal International FZE in the Harris County District Court, Texas, seeking indemnification from the ArcelorMittal companies in respect of the claims made by Kinder Morgan Louisiana Pipeline LLC (“Kinder Morgan”) against inter alia Welspun concerning allegedly defective pipes for a natural gas pipeline for which the steel plate was manufactured by ArcelorMittal Galati. The amount claimed against Welspun in Kinder Morgan’s claim is $66 million. In July 2010, Welspun agreed to file an amended third party petition substituting ArcelorMittal International FZE with LNM Marketing FZE. The ArcelorMittal parties will be disputing the jurisdiction of the Texas court.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward looking statements, whether as a result of new information, future events, or otherwise.

23/23